21001902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 26 2021
Washington DC
416

| SEC FILE NUMBER |
|---|
| 8-49339 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dash Prime LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive - Suite 2450
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Carrico - 312 690 2512 - ccarrico@dashfinancial.com

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP - PCAOB Account Number 248

(Name – *if individual, state last, first, middle name*)

| 757 Third Avenue - 9th Floor | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dash Prime LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Financial Officer

Title

Vikash Saunders
Notary Public, State of New York
Registration No. 02SA6401561
Commission Expires Dec. 9, 2023

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Index

GrantThornton

**GRANT THORNTON LLP**
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

**Opinion on the financial statements**
We have audited the accompanying statement of financial condition of Dash Prime LLC (the "Company") as of December 31, 2020, and the related statements of income, changes in member's equity, changes in subordinated debt, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

**Supplemental information**

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 22, 2021

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 1,730,653 |
| Certificate of Deposit | | 250,316 |
| Clearing deposits | | 1,411,605 |
| Receivables from broker-dealers, net | | 1,951,672 |
| Operating lease right-of-use asset | | 2,030,856 |
| Fixed assets, net of accumulated depreciation of $2,114 | | 32,733 |
| Other assets | | 419,740 |
| **Total Assets** | $ | 7,827,575 |
| | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 1,681,434 |
| Operating lease right-of-use liability | | 2,523,262 |
| **Total Liabilities** | | **4,204,696** |
| | | |
| **Member's equity** | | **3,622,879** |
| **Total Liabilities and Member's Equity** | **$** | **7,827,575** |

The accompanying notes are an integral part of these financial statements.

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
STATEMENT OF INCOME
For the Year Ended December 31, 2020

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 13,807,088 |
| Execution credits, net | 5,483,410 |
| Interest overrides | 151,701 |
| **Total Revenues** | **19,442,199** |
| **Expenses** | |
| Clearing expense | 6,387,078 |
| Employee compensation and benefit expense | 2,999,690 |
| Registered representative commissions expense | 767,585 |
| Execution expense | 493,236 |
| Third party trading, operating and risk system expense | 453,319 |
| Office expense | 400,266 |
| Bad debt expense | 197,427 |
| Telecommunication expense | 141,480 |
| Technology infrastructure expense | 127,701 |
| Consulting and professional fee expense | 81,071 |
| Regulatory expense | 60,000 |
| Travel and entertainment expense | 27,009 |
| Sales and marketing expense | 18,066 |
| Error expense | 14,498 |
| Other operating expense | 5,102 |
| Depreciation expense | 2,114 |
| **Total Expenses** | **12,175,642** |
| **Net Income** | **$ 7,266,557** |

The accompanying notes are an integral part of these financial statements.

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2020

| | | |
|---|---|---|
| **Member's equity at January 1, 2020** | $ | 2,356,322 |
| Capital distributions | | (6,000,000) |
| Net income | | 7,266,557 |
| **Member's equity at December 31, 2020** | **$** | **3,622,879** |

The accompanying notes are an integral part of these financial statements.

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
STATEMENT OF CHANGES IN SUBORDINATED DEBT
For the Year Ended December 31, 2020

| | | |
|---|---|---|
| **Balance at January 1, 2020** | $ | - |
| Repayments | | - |
| Additions | | - |
| **Balance at December 31, 2020** | $ | - |

The accompanying notes are an integral part of these financial statements.

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 7,266,557 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation | | 2,114 |
| Changes in operating assets and liabilities: | | |
| Increase in clearing deposits | | (58,324) |
| Increase in receivables from broker-dealers (net) | | (1,071,893) |
| Decrease in right of use long term lease asset | | 129,594 |
| Decrease in other assets | | 242,059 |
| Increase in accounts payable and accrued liabilities | | 790,769 |
| Decrease in right of use long term lease liability | | (142,737) |
| Net cash used in operating activities | | (108,418) |
| **Cash flows from investing activities:** | | |
| Purchase of fixed assets d depreciation) | | (34,847) |
| Net cash used in investing activities | | (34,847) |
| **Cash flows from financing activities:** | | |
| Capital distributions | | (6,000,000) |
| Net cash used in financing activities | | (6,000,000) |
| Net increase in cash and cash equivalents | | 1,123,292 |
| Cash, cash equivalents and restricted cash at beginning of the year | | 857,677 |
| Cash, cash equivalents and restricted cash at end of the year | $ | 1,980,969 |
| **Cash, cash equivalents and restricted cash at end of the year:** | | |
| Cash and cash equivalents | | 1,730,653 |
| Certificate of Deposit | | 250,316 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 Organization

Dash Prime LLC (the Company) was organized under the Uniform Limited Liability Company Act of Delaware on May 16, 1996. The Company is registered as a limited liability company doing business in the State of Illinois. The Company is an introducing and executing broker for its customers. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the Securities and Exchange Commission since the Company does not carry customer accounts, effects transactions only with other broker-dealers, does not perform transactions in unlisted options and clears and carries its customers' trading accounts fully-disclosed with clearing members.

***Recently Adopted Accounting Standards***

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model.

Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. The Company adopted the standard effective January 1, 2020, resulting in no material impact on the Company's financial statements. The company assesses its expected credit losses based on historical experience, credit quality, age of balance, current conditions and forecasts that affect the collectability of the reported amount.

## NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with Generally Accepted Account Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*a) Commissions*

Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis. The Company earns commission when its customers buy or sell a security executed by a member broker-dealer and cleared at its clearing firm providers who carry a customer's account. The Company believes that the performance obligation is satisfied on trade-date because that is the point when the financial instrument, purchase/sell and counterparty are identified, the price is agreed upon and the risks and rewards of ownership have been determined. ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company records its revenues in accordance with these guidelines as the Company only recognizes income for its customers on trade-date when a transaction is performed. The Company has no minimum commission requirement or prepaid fee arrangements with its customers. All income is derived only upon a client utilizing the Company's services.

*b) Execution Credits, net*

The Company routes its customers' equity and option orders to exchange member execution firms. Customers direct their orders to execution destinations. In certain circumstances, the Company can receive payment for order flow or exchange liquidity credits resulting from their customers' trading activity. Dash Financial Technologies LLC (DFT) is a broker-dealer affiliate of the Company under common ownership who is also one the Company's execution counterparties. DFT charges a fee to the

Company as an offset to the payment for order flow and exchange liquidity credits received by the Company. Included in execution credits (net) are $2,635,486 of execution credit not paid to the Company and retained by DFT for the year. The Company may pass back all or a portion of payment for order flow or liquidity credits to its customers if received and at its discretion.

*c) Interest Overrides*

The Company earns interest overrides on its customers' debit, credit and short stock balances. These revenues are earned when the rate that the Company charges its customer is greater than the rate its clearing firms charges for debit balances and the rate the Company pays its customers for short and credit balances is less than the rate the clearing firm pays the Company.

*d) Clearing Fees*

The Company introduces its clients to clearing firms on a fully disclosed basis. Clearing firms charge the Company a fee to settle, custody and provide record keeping for the Company's customers' accounts. Included in clearing fees are equity, option and futures clearing charges as well as fees charged to the clearing firm by the Option and Equity Clearing Corporations.

*e) Cash and Cash Equivalents*

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. These investments include demand deposits in a checking account at one bank, which at times may exceed the federally insured limit.

*f) Income Taxes*

The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes, as it is a wholly owned subsidiary of DFT Intermediate LLC. Accordingly, it does not file tax returns, but its taxable income is reported as part of DFT Intermediate LLC's tax returns. DFT Intermediate LLC is a limited liability company whose income or loss is includable in the tax returns of its members.

Accounting standards require the evaluation of tax positions taken or expected to be taken in the course of preparing DFT Intermediate LLC's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and receivable or liability in the current year. As of December 31, 2020, management has determined that there are no material uncertain tax positions.

*g) Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

*h) Fixed Assets*

Fixed assets are reported at cost, net of accumulated depreciation. Computer hardware is depreciated on a straight-line basis over the estimated useful life of the asset. The Company's policy is to expense all technology expenditures below $5,000.

*i) Leases*

The Company recognizes and measures its leases in accordance with ASC 842. The Company is the lessee in one non-cancellable operating lease for office space which became effective October 1, 2019. The Company determines if an arrangement is a lease at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU")

asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, using an appropriate discount rate.

The discount rate is the implicit rate in the lease if it is readily determinable. Otherwise, the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease expense for lease payments is recognized on a straight-line basis over the lease term

The Company has elected, for all practical expedients, to not recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less at lease commencement or have immaterial monthly lease payment obligations and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

*j) Accounts Receivable*

Accounts receivable are stated at their net realizable value. Accounts receivable are presented on the statement of financial condition net of the allowance for expected credit losses. An allowance for expected credit losses is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and accounts receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for expected credit losses

*k) COVID-19*

On March 11, 2020, the World Health Organization designated the spread of COVID-19 as a pandemic. As of the date of this report the COVID-19 pandemic continues to have a broad impact on commerce and financial markets throughout the world. While the current environment continues to evolve, there is uncertainty around the extent and duration of the pandemic. Due to the nature of our business, we have not experienced any material impact on our results for the year ended December 31, 2020.

**NOTE 3 Fair Value measurements**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1- inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2- inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's assets and liabilities are considered to be cash, cash equivalents or cash payable. The Company had no assets or liabilities subject to the Level 1, 2 or 3 hierarchy which would require establishing a valuation technique.

**NOTE 4 Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company utilizes the alternative method to calculate its net capital, which requires minimum net capital of $250,000. Under this rule, the Company is required to maintain a minimum net capital equivalent of $250,000. On December 31, 2020 the Company had net capital of $2,162,248 which was $1,912,248 in excess of its minimum requirement.

**NOTE 5 Receivable from Broker-Dealers**

Receivable from broker-dealers at December 31, 2020 consist of the following:

| | |
|---|---|
| Clearing Deposits | 1,411,605 |
| Receivables from broker-dealers, net | 1,951,672 |

Clearing deposits are cash deposits held at the Company's clearing firms. Receivables from broker-dealers (net) are commissions and execution fees charged to the Company's customers net of direct variable expenses held and payment for order flow and exchange liquidity credits and fees owed to the Company from its execution providers. The receivable from broker-dealers (net) was collected by the Company in January 2021. The Company clears all transactions through Merrill Lynch Professional Clearing Corp, Apex Clearing Corporation and ED&F Man Capital Markets, Inc. in accordance with the respective clearing agreements.

**NOTE 6 Other Assets**

Other assets on December 31, 2020 were $419,740. Other assets include an operating lease incentive of $298,134 and receivables, secured by customer cash balances due from customers for execution, exchange and liquidity fees and trading platforms equaling $121,606.

**NOTE 7 Account Payable and Accrued Expenses**

Accounts payable and accrued expenses on December 31, 2020 were $1,681,434. Accounts payable and accrued expenses consist of the following: 1) Bonus accruals - $741,433; 2) Payable to customers for liquidity rebates and payment for order flow – $642,295; 3) Operating liabilities - $130,449 4) Variable compensation owed to registered representatives - $89,767; 5) Estimated professional and regulatory fee accrual – $54,669; 6) Payable to affiliated entity - $22,821.

**NOTE 8 Concentrations of Credit Risk**

The Company is engaged in brokerage activities where counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of execution counterparties, clearing organizations and exchanges where transactions are performed. The Company's policy is to review, as necessary, the credit risk of all trading

positions and the financial condition of its execution counterparties, clearing firms, clearing organizations and exchanges.

**NOTE 9 Guarantees**

ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security, commodity or index price) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has no obligations that would be required to be disclosed as defined by ASC 460.

**NOTE 10 Lease**

The Company has an operating lease with a remaining lease term through September 2027. The lease does not include an early termination option or any restrictive financial or other covenants. The Company's lease has a required security deposit which is in the form of a letter of credit issued by Lakeside bank in the amount of $250,000. The letter of credit is secured by an interest-bearing certificate of deposit which is carried on the Company's statement of financial condition at face value plus accrued interest. The certificate of deposit is currently categorized as a non-allowable asset for Company's net capital calculation. The Company does not have any formal sublease arrangements, and there are no related party transactions associated with the lease.

Leases with an initial term of twelve months or less are not recorded on the statement of financial condition, and the Company does not separate lease and non-lease components of contracts. There are no material guarantees associated with the Company's lease, and there are no significant restrictions or covenants included in the Company's lease agreement. Payments under the lease agreement include fixed payments plus variable payments. The Company's office lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The Company's lease agreement does not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit rating and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liability.

The operating lease right-of-use assets and operating lease right-of use liability as of December 31, 2020 was as follows:

Operating lease right of use asset – $2,030,856
Operating lease right of use liability - $2,523,262

**Lease Commitments**

The Company is obligated under a non-cancelable operating lease to pay the following minimum undiscounted lease payments as of December 31, 2020:

| | **Minimum Lease Payments** | **Imputed Interest** | **Net Lease Payments** |
|---|---|---|---|
| Year: | | | |
| 2021 | 355,661 | (162,840) | 192,821 |
| 2022 | 456,322 | (144,947) | 311,375 |

| | | | |
|---|---|---|---|
| 2023 | 470,011 | (122,815) | 347,196 |
| 2024 | 484,112 | (98,180) | 385,932 |
| 2025 | 498,635 | (70,839) | 427,796 |
| Thereafter | 907,392 | (49,250) | 858,142 |
| **Total** | **3,172,133** | **(648,871)** | **2,523,262** |

The operating leases are subject to period escalation charges. The Company's current operating lease expires on September 30, 2027. Rent expenses (which includes rent and the buildings allocation of tax and operating expense) for 2020 are included in the office expense line on the statement of income.

For the year ended December 31, 2020 the Company noted the following supplemental lease information. Cash paid for amounts included in the measurement of lease liabilities include cash flows from leases of $143,575. The Company obtained a lease incentive during the year and as a result did not pay rent for the first 6 months of 2020. The Company used a weighted average discount rate of 6.73% and had a weighted average remaining lease term of 6.75 years.

## NOTE 11 Related Party Transactions

The Company is affiliated with Dash Financial Technologies LLC (Dash) by having a common owner. Dash is a registered broker-dealer. The Company and Dash have executed an execution, and an expense sharing agreement for the Company to utilize services from Dash for equity and option execution, market data, server hosting and administration of payroll benefits. On December 31, 2020, the Company had a receivable from DFT for December execution services included in receivable from broker-dealer (net) of $1,116,565 and a liability included in accounts payable and accrued expenses to DFT for reimbursement of services received by the Company of $22,821.

A summary of the transactions with Dash for the year ended December 31, 2020 follows:

- Execution Exchange Fees, Liquidity Fees, Payment for Order Flow and Exchange Tier Benefits received from DFT - $9,880,444
- Employee 401k Contributions paid to DFT on behalf of the Company's employees – $194,158
- Market Data Expenses paid to DFT - $103,302
- Company 401k match expenses paid to DFT - $33,620
- Execution error reimbursement received from DFT – $7,500
- Employee Voluntary Withholdings paid to DFT on behalf of the Company's employees - $5,394
- Trading platform expenses paid to DFT - $4,000

## NOTE 12 Employee Benefit Plans

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings and health plans. Under the retirement savings plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit-sharing contributions to the plan. For the year ended December 31, 2020, the Company's retirement savings expense, recorded in employee expenses on the statement of income was $33,620.

## NOTE 13 Member's Equity

Pursuant to the Company's operating agreement, the Company allocates and distributes to DFT Intermediate, LLC a portion of its distributable profits throughout the year in accordance with regulatory guidelines and as soon as practicable at the end of each month.

## NOTE 14 Subsequent Events

The Company has evaluated subsequent events through the date that its financial statements were issued. On January 5, 2021, the Company filed a Continuing Membership Application with FINRA requesting

approval for a change in ownership. The Company's operations and officers will not be impacted by this filing.

On January 27, 2021, the Company's member, DFT Intermediate LLC, withdrew $1,000,000 from the Company. The withdrawal was completed to remove a portion of profits not previously withdrawn associated with 2020 net income. FINRA was notified of the capital distributions.

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
(Schedule I)
December 31, 2020

| | | |
|---|---|---|
| Member's Equity December 31, 2020 | $ | 3,622,879 |
| Less: | | |
| Non-Allowable Charges: | | |
| Receivable from affiliated broker dealer, net | $ | (1,093,744) |
| Restricted certificate of deposit at Lakeside bank | | (250,316) |
| Receivable from non-affiliated executing broker dealer | | (75,001) |
| Fixed assets, net of accumulated depreciation | | (32,733) |
| Aged receivable from commission sharing agreement | | (8,837) |
| Total Non-Allowable Charges | | (1,460,631) |
| Net Capital | $ | 2,162,248 |
| Required Net Capital | $ | 250,000 |
| Excess Net Capital | $ | 1,912,248 |
| Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital | $ | 1,862,248 |

*There are no material differences between the amounts presented above and the amounts reported in the Company's December 31, 2020, unaudited Part IIA FOCUS report, filed on January 23, 2021.*

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
(Schedule II)
December 31, 2020

Dash Prime LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k)(2)(ii) and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dash Prime LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 22, 2021

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
EXEMPTION REPORT
December 31, 2020

February 22, 2021

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

Dash Prime LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2020, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule. The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2020, with no exception.

(3) The Company had no obligation under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: February 22, 2021

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Dash Prime LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting a difference of $106,984.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of ($106,934).
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

Grant Thornton

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 22, 2021

**Dash Prime LLC**
**(A Delaware Limited Liability Company)**
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2020

**SIPC – 7**

| | | |
|---|---|---|
| **General Assessment** | **$** | **18,666** |
| **Less payments made July 2020 SIPC 6** | | **(9,038)** |
| **Assessment Balance Due** | **$** | **9,628** |
| **Determination of SIPC net operating Revenue** | | |
| **Total** | | |
| Revenue: | **$** | **19,335,215** |
| **Additions:** | | |
| Net loss from principal transactions in securities in trading accounts | | **14,499** |
| **Deductions:** | | |
| Revenues from commodity transactions | | (57,393) |
| Commissions paid to other SIPC members | | (6,787,828) |
| 40% of margin interest earned on customers' securities accounts | | (60,680) |
| **Total Deductions** | | **(6,905,901)** |
| **SIPC Net Operating Revenues** | | **12,443,813** |
| **SIPC Assessment at .15%** | **$** | **18,666** |